INDEX TO FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2022 and 2021	F-3

Consolidated Statements of Operations for the year ended December 31, 2022 and for the period from February 22, 2021 (inception) through December 31, 2021	F-4

Consolidated Statements of Changes in Ordinary Shares Subject to Possible Redemption and Shareholders’ Deficit for the year ended December 31, 2022 and for the period from February 22, 2021 (inception) through December 31, 2021	F-5

Consolidated Statements of Cash Flows for the year ended December 31, 2022 and for the period from February 22, 2021 (inception) through December 31, 2021	F-6

Notes to the Consolidated Financial Statements	F-7

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Decarbonization Plus Acquisition Corporation IV

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Decarbonization Plus Acquisition Corporation IV (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of operations, changes in ordinary shares subject to possible redemption and shareholders' deficit and cash flows for the year ended December 31, 2022 and for the period from February 22, 2021 (inception) through December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the year ended December 31, 2022 and for the period from February 22, 2021 (inception) through December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, if the Company was unable to complete a business combination by the mandatory liquidation date then the Company would cease all operations except for the purpose of liquidating. The Company closed its business combination on February 23, 2023, and through an amalgamation with Hammerhead Resources Inc. ceased to exist. The mandatory liquidation date, as well as the legal structure of the business combination through an amalgamation raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this matter.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company's auditor since 2020.

New York, New York

March 28, 2023

PCAOB Number 100

DECARBONIZATION PLUS ACQUISITION CORPORATION IV

CONSOLIDATED BALANCE SHEETS

	December 31, 2022	December 31, 2021
ASSETS
Cash	$-	$55,752
Prepaid insurance	362,579	678,673
Total current assets	362,579	734,425
Marketable securities held in Trust Account	324,102,812	319,421,010
Prepaid insurance, long-term portion	-	362,580
Total Assets	$324,465,391	$320,518,015
LIABILITIES, CLASS A ORDINARY SHARES SUBJECT TO POSSIBLE REDEMPTION, AND SHAREHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$10,547,507	$59,454
Due to related party	3,773,579	283,657
Accrued expenses	6,330,611	5,729,184
Total current liabilities	20,651,697	6,072,295
Deferred underwriting fees payable	11,068,750	11,068,750
Derivative warrant liabilities	15,988,000	27,361,759
Total Liabilities	47,708,447	44,502,804
Commitments and Contingencies (Note 5)
Class A ordinary shares subject to possible redemption, 31,625,000 shares at $10.25 and $10.10 per share redemption value as of December 31, 2022 and 2021, respectively	324,002,812	319,412,500
Shareholders' Deficit
Preference shares, $0.0001 par value; 5,000,000 shares authorized; none issued and outstanding as of December 31, 2022 and 2021	-	-
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; none issued and outstanding (excluding 31,625,000 shares subject to possible redemption) as of December 31, 2022 and 2021	-	-
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 7,906,250 shares issued and outstanding as of December 31, 2022 and 2021	791	791
Additional paid-in capital	-	-
Accumulated deficit	(47,246,659)	(43,398,080)
Total shareholders' deficit	(47,245,868)	(43,397,289)
Total Liabilities, Class A Ordinary Shares Subject to Possible Redemption, and Shareholders' Deficit	$324,465,391	$320,518,015

The accompanying notes are an integral part of these consolidated  financial statements.

DECARBONIZATION PLUS ACQUISITION CORPORATION IV

CONSOLIDATED STATEMENTS OF OPERATIONS

		For the Period From
	For the Year	February 22, 2021
	Ended	(Inception) Through
	December 31, 2022	December 31, 2021
Formation and operating costs	$15,313,828	$7,588,970
Loss from operations	(15,313,828)	(7,588,970)
Change in fair value of derivative warrant liabilities	11,373,759	9,094,491
Interest income	4,681,802	8,510
Transaction costs allocated to derivative warrant liabilities	-	(1,382,307)
Net income	$741,733	$131,724
Weighted average shares outstanding of Class A ordinary shares subject to possible redemption, basic and diluted	31,625,000	14,338,023
Basic and diluted net income per share, Class A subject to possible redemption	$0.02	$0.01
Weighted average shares outstanding of Class B non-redeemable ordinary shares, basic and diluted	7,906,250	7,906,250
Basic and diluted net income per share, Class B non-redeemable ordinary shares	$0.02	$0.01

The accompanying notes are an integral part of these consolidated  financial statements.

DECARBONIZATION PLUS ACQUISITION CORPORATION IV

CONSOLIDATED STATEMENTS OF CHANGES IN ORDINARY SHARES SUBJECT TO POSSIBLE REDEMPTION AND
SHAREHOLDERS' DEFICIT

FOR THE YEAR ENDED DECEMBER 31, 2022

	Ordinary Shares
	Subject to Possible Redemption		Ordinary Shares		Additional		Total
	Class A		Class B		Paid-In	Accumulated	Shareholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance as of January 1, 2022	31,625,000	$319,412,500	7,906,250	$791	$-	$(43,398,080)	$(43,397,289)
Remeasurement of Class A ordinary shares to redemption value	-	4,590,312	-	-	-	(4,590,312)	(4,590,312)
Net income	-	-	-	-	-	741,733	741,733
Balance as of December 31, 2022	31,625,000	$324,002,812	7,906,250	$791	$-	$(47,246,659)	$(47,245,868)

FOR THE PERIOD FROM FEBRUARY 22, 2021 (INCEPTION) THROUGH DECEMBER 31, 2021

	Ordinary Shares
	Subject to Possible Redemption		Ordinary Shares		Additional		Total
	Class A		Class B		Paid-In	Accumulated	Shareholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance as of February 22, 2021 (inception)	-	$-	-	$-	$-	$-	$-
Issuance of Class B ordinary shares to Sponsor	-	-	7,906,250	791	24,209	-	25,000
Forfeiture of Founder Shares	-	-	(207,755)	(21)	(516)	-	(537)
Repurchase of ordinary shares by independent directors	-	-	207,755	21	516	-	537
Sale of Class A ordinary shares, net of transaction costs	31,625,000	275,858,487	-	-	-	-	-
Accretion of Class A ordinary shares to redemption value	-	43,554,013	-	-	(24,209)	(43,529,804)	(43,554,013)
Net income	-	-	-	-	-	131,724	131,724
Balance as of December 31, 2021	31,625,000	$319,412,500	7,906,250	$791	$-	$(43,398,080)	$(43,397,289)

The accompanying notes are an integral part of these consolidated  financial statements.

DECARBONIZATION PLUS ACQUISITION CORPORATION IV

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the Period From
	For the Year	February 22, 2021
	Ended	(Inception) Through
	December 31, 2022	December 31, 2021
Cash Flows from Operating Activities
Net income	$741,733	$131,724
Adjustments to reconcile net income to net cash used in operating activities:
Income from marketable securities held in Trust Account	(4,681,802)	(8,510)
Transaction costs allocated to derivative warrant liability	-	1,382,307
Change in fair value of derivative warrant liabilities	(11,373,759)	(9,094,491)
Formation and operating expenses paid in exchange for Founder Shares	-	15,930
Changes in operating assets and liabilities:
Prepaid insurance	678,674	(1,041,253)
Accounts payable and accrued expenses	11,089,480	5,613,638
Net cash used in operating activities	(3,545,674)	(3,000,655)
Cash Flows from Investing Activities
Investment of cash into Trust Account	-	(319,412,500)
Net cash used in investing activities	-	(319,412,500)
Cash Flows from Financing Activities
Proceeds from note payable and advances from related party	3,545,674	300,000
Repayment of note payable and advances from related party	(55,752)	(300,000)
Due from related party	-	172,973
Proceeds from sale of Class A shares, net of Underwriting commissions	-	309,925,000
Proceeds from sale of Private Placement Warrants	-	12,737,500
Offering costs paid	-	(366,566)
Net cash provided by financing activities	3,489,922	322,468,907

Net (decrease) increase in cash	(55,752)	55,752
Cash - beginning of period	55,752	-
Cash - end of period	$-	$55,752

Supplemental disclosure of noncash investing and financing activities:
Offering costs included in accounts payable	$-	$175,000
Offering costs paid through promissory note and related party	$-	$1,691,594
Offering costs paid through prepaid legal expense funded by sponsor	$-	$9,070
Deferred underwriting fees payable	$-	$11,068,750

The accompanying notes are an integral part of these consolidated  financial statements

DECARBONIZATION PLUS ACQUISITION CORPORATION IV

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

Note 1 - Description of Organization and Business Operations

Organization and General

Decarbonization Plus Acquisition Corporation IV (the "Company") was incorporated as a Cayman Islands exempted company on February 22, 2021. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses that the Company has identified (the "Initial Business Combination").  The Company is an "emerging growth company," as defined in Section 2(a) of the Securities Act of 1933, as amended, or the "Securities Act", as modified by the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act").

As of December 31, 2022, the Company had not yet commenced operations. All activity for the period from February 22, 2021 (inception) through December 31, 2022 relates to the Company's formation, and the initial public offering ("Initial Public Offering"), which is described below, and Post IPO activities. The Company will not generate any operating revenues until after the completion of its Initial Business Combination, at the earliest.  The Company will generate non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering.

On August 13, 2021, the Company consummated the Initial Public Offering of 31,625,000 units (the "Units"), including 4,125,000 Units sold pursuant to the full exercise of the underwriters' option to purchase additional Units to cover over-allotments (the "Over-Allotment Units"). The Units were sold at a price of $10.00 per Unit, generating gross proceeds to the Company of $316,250,000, which is described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company completed the private sale of 12,737,500 warrants (the "Private Placement Warrants") at a purchase price of $1.00 per Private Placement Warrant (the "Private Placement"), to Decarbonization Plus Acquisition Sponsor IV LLC (the "Sponsor"), generating gross proceeds to the Company of $12,737,500, which is described in Note 4. The initial fair value of the private warrants issued in connection with the initial public offering includes $6.1 million in excess fair value over the warrant price which is reflected as a loss and included change in fair value of derivative warrant liabilities in the statement of operations during 2021.

Transaction costs amounted to $18,055,070, consisting of $11,068,750 in deferred underwriting fees, $6,325,000 in upfront underwriting fees, and $661,320 in other offering costs related to the Initial Public Offering.

Following the closing of the Initial Public Offering on August 13, 2021, an amount of $319,412,500 ($10.10 per Unit) of the proceeds from the Initial Public Offering and Private Placement in a U.S.-based trust account at J.P. Morgan Chase Bank, N.A. maintained by Continental Stock Transfer & Trust Company, acting as trustee (the "Trust Account"). Except with respect to interest earned on the funds in the Trust Account that may be released to the Company to pay its taxes, the proceeds from the Initial Public Offering held in the Trust Account will not be released until the earlier of (i) the consummation of the Initial Business Combination or (ii) the distribution of the Trust Account proceeds as described below. The remaining proceeds outside the Trust Account may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses.

The Company's amended and restated memorandum and articles of association provide that, other than the withdrawal of interest to pay taxes, if any, none of the funds held in the Trust Account will be released until the earlier of: (i) the completion of the Initial Business Combination; (ii) the redemption of any Class A ordinary shares, $0.0001 par value, included in the Units sold in the Initial Public Offering (the "Public Shares") that have been properly tendered in connection with a shareholder vote to amend the Company's memorandum and articles of association to modify the substance or timing of its obligation to redeem 100% of such Public Shares if it does not complete the Initial Business Combination within 18 months from the closing of the Initial Public Offering; and (iii) the redemption of 100% of the Public Shares if the Company is unable to complete an Initial Business Combination within 18 months from the closing of the Initial Public Offering (subject to the requirements of law). The proceeds deposited in the Trust Account could become subject to the claims of the Company's creditors, if any, which could have priority over the claims of the Company's public shareholders.

The Company's management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering, although substantially all of the net proceeds of the Initial Public Offering are intended to be generally applied toward consummating an Initial Business Combination. The Initial Business Combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on income earned on the Trust Account) at the time of the agreement to enter into the Initial Business Combination. Furthermore, there is no assurance that the Company will be able to successfully effect an Initial Business Combination.

The Company, after signing a definitive agreement for an Initial Business Combination, will either (i) seek shareholder approval of the Initial Business Combination at a meeting called for such purpose in connection with which shareholders may seek to redeem their Public Shares, regardless of whether they vote for or against the Initial Business Combination, for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Initial Business Combination, including interest but less taxes payable, or (ii) provide shareholders with the opportunity to sell their Public Shares to the Company by means of a tender offer (and thereby avoid the need for a shareholder vote) for an amount in cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Initial Business Combination, including interest but less taxes payable. The decision as to whether the Company will seek shareholder approval of the Initial Business Combination or will allow shareholders to sell their Public Shares in a tender offer will be made by the Company, solely in its discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would otherwise require the Company to seek shareholder approval, unless a vote is required by law or under NASDAQ rules. If the Company seeks shareholder approval, it will complete its Initial Business Combination only if a majority of the ordinary shares that are voted are voted in favor of the Initial Business Combination. However, in no event will the Company redeem its Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001. In such case, the Company would not proceed with the redemption of its Public Shares and the related Initial Business Combination, and instead may search for an alternate Initial Business Combination.

If the Company holds a shareholder vote or there is a tender offer for shares in connection with an Initial Business Combination, a public shareholder will have the right to redeem its shares for an amount in cash equal to its pro rata share of the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Initial Business Combination, including interest but less taxes payable. As a result, such Class A ordinary shares were recorded at redemption amount and classified as temporary equity upon the completion of the Initial Public Offering, in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 480, "Distinguishing Liabilities from Equity" ("ASC 480").

Pursuant to the Company's amended and restated memorandum and articles of association if the Company is unable to complete the Initial Business Combination within 18 months from the closing of the Initial Public Offering, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter subject to lawfully available funds therefor, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned and not previously released to pay the Company's taxes (less up to $100,000 of interest to pay dissolution expenses and net of taxes payable), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public shareholders' rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company's remaining shareholders and the Company's board of directors, dissolve and liquidate, subject in each case to the Company's obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. The Sponsor and the Company's independent directors will not be entitled to rights to liquidating distributions from the Trust Account with respect to any Founder Shares (as defined below) held by them if the Company fails to complete the Initial Business Combination within 18 months of the closing of the Initial Public Offering. However, if the Sponsor or any of the Company's directors, officers or affiliates acquired Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such shares if the Company fails to complete the Initial Business Combination within the prescribed time period.

In the event of a liquidation, dissolution or winding up of the Company after an Initial Business Combination, the Company's shareholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of shares, if any, having preference over the ordinary shares. The Company's shareholders have no pre-emptive or other subscription rights. There are no sinking fund provisions applicable to the ordinary shares, except that the Company will provide its shareholders with the opportunity to redeem their Public Shares for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, upon the completion of the Initial Business Combination, subject to the limitations described herein.

Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these consolidated financial statements. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

On September 25, 2022, the Company entered into a Business Combination Agreement (the "Business Combination Agreement") with Hammerhead Resources Inc., an Alberta corporation ("Hammerhead"), Hammerhead Energy Inc., an Alberta corporation and wholly owned subsidiary of Hammerhead ("NewCo"), and 2453729 Alberta ULC, an Alberta unlimited liability corporation and wholly owned subsidiary of the Company ("AmalCo"). The Company transferred by way of continuation from the Cayman Islands to Alberta in accordance with the Cayman Islands Companies Act and domesticated as an Alberta corporation in accordance with the Business Corporations Act (Alberta) (the "ABCA") (the "Domestication"). Hammerhead is an oil and natural gas exploration, development and production company. Hammerhead's reserves, producing properties and exploration prospects are located in the province of Alberta in the Deep Basin of West Central Alberta where it is developing multi-zone, liquids-rich oil and gas plays. Affiliates of Riverstone Holdings LLC (the "Riverstone Parties"), which is affiliated with the Sponsor collectively own approximately 83% of the common shares of Hammerhead (on an as-converted basis) and two members of the board of directors of Hammerhead are affiliates of Riverstone Holdings LLC. The board of directors of the Company and the Hammerhead Board each formed special committees to review and approve the Proposed Transactions. Refer to the Form 8-K filed with the SEC on September 26, 2022 for additional information regarding the Business Combination Agreement.

On January 23, 2023, the shareholders of the Company approved the Second Amended and Restated Memorandum and Articles of Association of the Company (the "A&R DCRD Articles") at the extraordinary general meeting of the Company (the "DCRD Shareholders' Meeting"). The A&R DCRD Articles extended the date by which the Company must complete a Business Combination (as defined in the A&R DCRD Articles) to March 13, 2023. On January 24, 2023, the Company filed the A&R DCRD Articles with the Cayman Islands authorities.

On February 23, 2023 (the "Closing Date"), Hammerhead Energy Inc., a corporation formed by amalgamation under the laws of the Province of Alberta (the "New SPAC") consummated the previously announced business combination pursuant to the Business Combination Agreement, by and among the Company, Hammerhead, NewCo, and AmalCo, which provided for, among other things and subject to the terms and conditions contained in the Business Combination Agreement, and the plan of arrangement (the "Plan of Arrangement"): (i) the continuation of the Company from the Cayman Islands to the Province of Alberta, Canada and domestication as an Alberta corporation; (ii) the amalgamation of the Company with NewCo (the "SPAC Amalgamation") to form New SPAC, with NewCo surviving the SPAC Amalgamation as New SPAC; and (iii) on the Closing Date, the amalgamation of Hammerhead with AmalCo (the "Company Amalgamation") to form Hammerhead Resources ULC, a wholly owned subsidiary of New SPAC in accordance with the terms of the Plan of Arrangement.

Pursuant to the SPAC Amalgamation, among other things, (a) each Class A Ordinary Share of the Company that is issued and outstanding (which, pursuant to the Domestication, was exchanged for one share of the Company's Class A Ordinary Shares) immediately prior to the effective time of the SPAC Amalgamation (the "SPAC Amalgamation Effective Time") was exchanged, on a one-for-one basis, for a Class A common share in the authorized share capital of New SPAC (a "New SPAC Class A Common Share"); (b) each Class B Ordinary Share of the Company that was issued and outstanding (which, pursuant to the Domestication, was exchanged for one share of the Company's Class B Ordinary Shares) immediately prior to the SPAC Amalgamation Effective Time was exchanged, on a one-for-one basis, for a Class B common share in the authorized share capital of New SPAC (a "New SPAC Class B Common Share"); (c) each common share of NewCo outstanding was exchanged for one New SPAC Class A Common Share; (d) each of the Company's Warrants that were issued and outstanding immediately prior to the SPAC Amalgamation Effective Time was exchanged for a warrant to acquire one New SPAC Class A Common Share pursuant to the New SPAC Warrant Agreement (a "New SPAC Warrant"); (e) each Unit of the Company that was issued and outstanding immediately prior to the SPAC Amalgamation Effective Time was exchanged for one unit of New SPAC representing one New SPAC Class A Common Share and one-half of one New SPAC Warrant; and (f) the New SPAC Class A Common Share held by Hammerhead was purchased for cancellation for cash equal to the subscription price for such common share of NewCo. As of February 23, 2023, shareholders had redeemed 31,498,579 Public Shares in connection with the Business Combination, resulting in aggregate payments to redeeming Public Shareholders of $324.5 million at a redemption price of $10.30 per share.

On the Closing Date, prior to the Company Amalgamation, among other things: (a) the Hammerhead Articles were amended to authorize a new class of common shares in the capital of Hammerhead having the rights, privileges and restrictions set forth in the Plan of Arrangement (the "Hammerhead Class B Common Shares") and concurrently, all of the issued and outstanding Hammerhead Common Shares were re-designated as Class A Common Shares in the capital of Hammerhead (the "Hammerhead Class A Common Shares", and, together with the Hammerhead Class B Common Shares, the "Hammerhead Common Shares"); (b) each Hammerhead Class A Common Share held by Employee Borrowers was exchanged for one Hammerhead Class B Common Share; (c) each then issued and outstanding New SPAC Class B Common Share was exchanged for one New SPAC Class A Common Share pursuant to the articles of New SPAC adopted at the Company Amalgamation Effective Time, in accordance with the Plan of Arrangement; and (d) each warrant to purchase Hammerhead Common Shares (each, a "Hammerhead Warrant") was either exchanged for Hammerhead Class A Common Shares or cash, in each case, in accordance with the Plan of Arrangement.

On the Closing Date, pursuant to the Company Amalgamation, among other things, (a) each then issued and outstanding Hammerhead Preferred Share was exchanged for a number of New SPAC Class A Common Shares; (b) each then issued and outstanding Hammerhead Option and Hammerhead RSU was exchanged for an option to acquire a number of New SPAC Class A Common Shares; and (c) each then issued and outstanding Hammerhead Class A Common Share and Hammerhead Class B Common Share (together with the Hammerhead Preferred Shares, the "Hammerhead Shares") was exchanged for a number of New SPAC Class A Common Shares, in each case, in accordance with the Plan of Arrangement.

The New SPAC Class A Common Shares and the New SPAC Warrants are traded on The Nasdaq Stock Market LLC ("Nasdaq") under the symbols "HHRS" and "HHRSW", respectively, and the Toronto Stock Exchange ("TSX") under the symbols "HHRS" and "HHRS.WT," respectively.

Liquidity and Going Concern

As of December 31, 2022, the Company had no cash on hand and a working capital deficit of $20,289,118. The proceeds from the Initial Public Offering that were intended for working capital and other corporate activities have been fully utilized. Those funds were used in the payment of existing accounts payable, identifying and evaluating prospective acquisition candidates, performing business due diligence on prospective target businesses, traveling to and from the offices, plants or similar locations of prospective target businesses, reviewing corporate documents and material agreements of prospective target businesses, selecting the target business to acquire and structuring, negotiating and consummating the Initial Business Combination.

The Company has incurred, and expects to incur, additional significant costs in pursuit of its financing and acquisition plans, including its Initial Business Combination. In connection with the Company’s assessment of going concern considerations in accordance with FASB ASC Topic 205-40, “Presentation of Financial Statements—Going Concern,” management has determined that that the Company has access to funds from the Sponsor and the Sponsor has the financial ability to provide such funds, that are sufficient to fund the working capital needs of the Company until the earlier of the consummation of the Initial Business Combination and one year from the date of issuance of these consolidated financial statements. However, management has determined that if the Company is unable to complete an Initial Business Combination by March 13, 2023, then the Company will cease all operations except for the purpose of liquidating. The Company closed its initial business combination on February 23, 2023 with Hammerhead. In connection with the closing, the Company ceased to exist as a result of the SPAC Amalgamation transaction previously mentioned. The date for mandatory liquidation and subsequent dissolution, as well as the legal structure of the initial business combination through an amalgamation, raise substantial doubt about the Company's ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after this date as a result of this matter.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying audited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for financial information and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”).

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, AmalCo, as of December 31, 2022. AmalCo had no assets or liabilities as of December 31, 2022. All significant intercompany transactions and balances have been eliminated in consolidation.

Emerging Growth Company

The Company is an "emerging growth company," as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s consolidated financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not hold any cash or cash equivalents, outside of the funds held in the Trust Account, as of December 31, 2022 and 2021.

Marketable Securities Held in Trust Account

As of December 31, 2022 and 2021, the assets held in the Trust Account of $324,102,812 and $319,421,010, respectively, were invested in money market funds and recorded at fair value on the consolidated balance sheets.

Ordinary Shares Subject to Possible Redemption

The Company accounts for its Public Shares subject to possible redemption in accordance with the guidance in ASC 480. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s Public Shares feature contains certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, Public Shares subject to possible redemption are classified as temporary equity, outside of the shareholders’ deficit section of the Company’s consolidated balance sheets. Accordingly, as of December 31, 2022 and 2021, 31,625,000 Public Shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ deficit section of the Company’s consolidated balance sheets.

The Public Shares subject to possible redemption are subject to the subsequent measurement guidance in ASC 480-10-S99. Under such guidance, the Company must subsequently measure the shares to their redemption amount because, as a result of the allocation of net proceeds to transaction costs, the initial carrying amount of the ordinary shares is less than $10.10 per share. In accordance with the guidance, the Company has elected to measure the ordinary shares subject to possible redemption to their redemption amount (i.e., $10.10 per share) immediately as if the end of the first reporting period after the Initial Public Offering, August 13, 2021, was the redemption date. Such changes are reflected in additional paid-in capital, or in the absence of additional paid-in capital, in accumulated deficit. The Class A ordinary shares subject to possible redemption reflected on the consolidated balance sheets as of December 31, 2022 and 2021 are reconciled in the following table:

Gross proceeds	$316,250,000

Less:
Deferred underwriting fees and other offering costs	(16,672,763)
Proceeds allocated to public warrants	(23,718,750)

Plus:
Total accretion of carrying value to redemption value	43,554,013
Class A ordinary shares subject to possible redemption at December 31, 2021	319,412,500
Remeasurement of Class A ordinary shares to redemption value	4,590,312
Class A ordinary shares subject to possible redemption at December 31, 2022	$324,002,812

Net Income Per Ordinary Share

Net income per ordinary share is computed by dividing net income by the weighted average number of shares issued and outstanding during the period, excluding ordinary shares subject to forfeiture, plus, to the extent dilutive, the incremental number of ordinary shares to settle Warrants (as defined below), as calculated using the treasury share method.

At December 31, 2022 and 2021, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company under the treasury stock method. Since the exercise of Warrants are contingent upon the occurrence of future events, diluted loss per ordinary share is the same as basic loss per ordinary share for the periods presented.

The Company has two classes of shares, which are referred to as “Class A Ordinary shares” and “Class B Ordinary shares” or “Founder Shares.” Earnings are shared pro rata between the two classes of shares as long as an Initial Business Combination is consummated. Accretion associated with the redeemable Class A ordinary shares is excluded from earnings per share as the redemption value approximates fair value.

A reconciliation of the net income per ordinary share is as follows:

		For the Period From
	For the Year	February 22, 2021
	Ended	(Inception) Through
	December 31, 2022	December 31, 2021
Redeemable Class A Ordinary Shares
Numerator: Net income allocable to Redeemable Class A Ordinary Shares	$593,386	$84,906
Denominator: Weighted Average Share Outstanding, Redeemable Class A Ordinary Shares	31,625,000	14,338,023
Basic and diluted net income per share, Class A ordinary shares subject to possible redemption	$0.02	$0.01

Non-Redeemable Class B Ordinary Shares
Numerator: Net income allocable to non-redeemable Class B Ordinary Shares	$148,347	$46,818
Denominator: Weighted Average Non- Redeemable Class B Ordinary Shares	7,906,250	7,906,250
Basic and diluted net income per share, Class B non-redeemable ordinary shares	$0.02	$0.01

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and trust accounts in a financial institution, which, at times, may exceed the Federal Deposit Insurance Corporation coverage limits of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company's financial condition, results of operations, and cash flows.

Financial Instruments

The fair value of the Company's assets and liabilities, which qualify as financial instruments under the FASB ASC 820, "Fair Value Measurement," approximates the carrying amounts represented in the consolidated balance sheets, primarily due to their short-term nature, other than the derivative warrant liabilities (see Note 8).

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

  Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets;

  Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

  Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period.

Making estimates requires management to exercise significant judgement.  It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Offering Costs

Offering costs consist of legal, accounting, and other costs incurred through the balance sheet date that are directly related to the Initial Public Offering and were charged to temporary equity and net income upon completion of the Initial Public Offering. Offering costs were $18,055,070 for the period from February 22, 2021 (inception) through December 31, 2021. Approximately $1,382,307 of this amount was allocated to warrant liabilities, and the remaining was allocated to the Class A ordinary shares. At December 31, 2022 and 2021, there were $11,068,750 of deferred underwriting fees payable classified as long term liabilities, as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.

Income Taxes

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of  December 31, 2022 and 2021. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties at December 31, 2022 and 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception. There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman Islands federal income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s consolidated financial statements. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Recent Accounting Standards

The Company’s management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying consolidated financial statements.

Note 3 - Public Offering

In the Initial Public Offering, the Company sold 31,625,000 Units at a purchase price of $10.00 per Unit, including 4,125,000 Over-Allotment Units. Each Unit consists of one Class A ordinary share and one-half of one redeemable warrant ("Public Warrant"). Each whole Public Warrant entitles the holder to purchase one share of Class A ordinary shares at an exercise price of $11.50 per share.

Note 4 - Related Party Transactions

Founder Shares

On February 24, 2021, the Company issued an aggregate of 10,062,500 Founder Shares in exchange for a $25,000 payment from the Sponsor to cover certain expenses on behalf of the Company (approximately $0.002 per share). As used herein, unless the context otherwise requires, "Founder Shares" shall be deemed to include the Class A ordinary shares issuable upon conversion thereof. In June 2021, the Sponsor surrendered 1,437,500 Class B ordinary shares to the Company for no consideration. In July 2021, the Sponsor surrendered an aggregate of 718,750 Founder Shares to the Company for no consideration, which were accepted and cancelled. In August 2021, the Sponsor forfeited 207,755 Founder Shares, and an aggregate of 207,755 Founder Shares were issued to the Company's independent directors at their original purchase price. The issuance of the Founder Shares to directors is in the scope of FASB ASC Topic 718, "Compensation-Stock Compensation" ("ASC 718"). Under ASC 718, stock-based compensation associated with equity-classified awards is measured at fair value upon the grant date. The Founders Shares were granted subject to a performance condition (i.e., the occurrence of an Initial Business Combination). Compensation expense related to the Founders Shares is recognized only when the performance condition is probable of occurrence under the applicable accounting literature in this circumstance. As of December 31, 2022, the Company determined that the probability threshold to recognize stock-based compensation expense was not met. Stock-based compensation would be recognized at the date an Initial Business Combination is considered probable (i.e., upon consummation of an Initial Business Combination) in an amount equal to the number of Founders Shares that ultimately vest multiplied times the grant date fair value per share (unless subsequently modified) less the amount initially received for the purchase of the Founders Shares. The Sponsor agreed to forfeit up to an aggregate of 1,031,250 Founder Shares to the extent that the over-allotment option was not exercised in full by the underwriters so that the Founder Shares would represent 20% of the Company's issued and outstanding shares after the Initial Public Offering. As a result of the underwriter's exercise of the full exercise of the overallotment option, these shares are no longer subject to forfeiture as of the release of these consolidated financial statements (see Note 2). The Sponsor will not be entitled to redemption rights with respect to any Founder Shares and any Public Shares held by them in connection with the completion of the Initial Business Combination. If the Initial Business Combination is not completed within 18 months from the closing of the Initial Public Offering, the Sponsor will not be entitled to rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them.

The Company's initial shareholder have agreed, subject to limited exceptions, not to transfer, assign or sell any of their Founder Shares until the earlier to occur of (A) one year after the completion of the Initial Business Combination or (B) subsequent to the Initial Business Combination, (x) if the last sale price of the Company's Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Initial Business Combination, or (y) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in the Company's shareholder having the right to exchange their ordinary shares for cash, securities or other property.

Private Placement Warrants

On August 13, 2021, simultaneously with the consummation of the Initial Public Offering, the Company completed the Private Placement of 12,737,500 Private Placement Warrants at a purchase price of $1.00 per Private Placement Warrant, to the Sponsor and the Company's independent directors, generating gross proceeds to the Company of approximately $12,737,500. This amount includes an additional 1,237,500 warrants purchased by the Sponsor as a result of the underwriters' full exercise of their overallotment option. Each whole Private Placement Warrant is exercisable for one whole share of the Company's Class A ordinary shares at a price of $11.50 per share. A portion of the purchase price of the Private Placement Warrants was added to the proceeds from the Initial Public Offering to be held in the Trust Account such that at the closing of the Initial Public Offering, $319.41 million was held in the Trust Account. If the Initial Business Combination is not completed within 18 months from the closing of the Initial Public Offering, the proceeds from the sale of the Private Placement Warrants held in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless. The Private Placement Warrants are non-redeemable and exercisable for cash or on a cashless basis so long as they are held by the initial purchasers of the Private Placement Warrants or their permitted transferees.

The Sponsor and the Company's independent directors agreed to not transfer, assign, or sell any of their Private Placement Warrants until 30 days after the completion of the Initial Business Combination, subject to limited exceptions.

Registration Rights

The holders of Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans (as defined below), if any, will be entitled to registration rights (in the case of the Founder Shares, only after conversion of such shares to Class A ordinary shares) pursuant to a registration rights agreement, dated August 10, 2021. These holders are entitled to certain demand and "piggyback" registration rights. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Administrative Support Agreement

Commencing on the date that the Company's securities were first listed on the NASDAQ, the Company agreed to pay the Sponsor or an affiliate thereof in an amount equal to $10,000 per month for office space, utilities and secretarial and administrative support made available to the Company. The Company recorded an aggregate of $123,550 and $50,000 for the year ended December 31, 2022 and 2021, respectively, in general and administrative expenses in connection with the related agreement in the accompanying consolidated statements of operations. Upon completion of the Initial Business Combination or the Company's liquidation, the Company will cease paying these monthly fees. There was $173,550 and $50,000 outstanding as of December 31, 2022 and 2021, respectively.

Related Party Loans

On February 24, 2021, the Company and the Sponsor entered into a loan agreement, whereby the Sponsor agreed to loan the Company an aggregate of $300,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the "Note"). This loan was non-interest bearing and payable on the earlier of August 23, 2021 or the completion of the Initial Public Offering. The Note was paid off in full on August 19, 2021, and this facility is no longer available to the Company.

Working Capital Loans

In addition, to finance transaction costs in connection with its Initial Business Combination, the Sponsor or an affiliate of the Sponsor, or the Company's officers and directors may, but are not obligated to, loan the Company funds as may be required ("Working Capital Loans"). If the Company completes its Initial Business Combination, the Company would repay the Working Capital Loans. In the event that the Initial Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. If any of the aforementioned parties makes any Working Capital Loans, up to $1,500,000 of such loans may be converted into warrants of the post-business combination entity at the price of $1.00 per warrant at the option of the lender. Such warrants would be identical to the Private Placement Warrants, including as to exercise price, exercisability, and exercise period. As of December 31, 2022 and 2021, there was no outstanding balance under the Working Capital Loans.

Due to Related Party

The Sponsor has agreed to pay for certain of the Company's expenses on their behalf in the form of non-interest bearing advances. As of December 31, 2022 and 2021, $3,773,579 and $283,657 were due to the Sponsor, respectively. The outstanding due to related party amount was repaid to the Sponsor on March 27, 2023.

Note 5 - Commitments and Contingencies

Underwriting Agreement

The Company paid a discount of 2.0% of the per Unit offering price to the underwriters at the closing of the Offering, with an additional fee of 3.5% of the gross offering proceeds payable only upon the Company's completion of its Initial Business Combination (the "Deferred Discount").

A Deferred Discount of $11,068,750 will become payable to the underwriters from the amounts held in the Trust Account solely in the event the Company completes its Initial Business Combination. On January 16, 2023, the underwriters from the Initial Public Offering expressly waived their entitlement to the deferred underwriting fees of $11,068,750. Based on this arrangement, the Company was no longer obligated to pay the underwriter when the Company completed its Initial Business Combination.

Accrued Due Diligence Expenses

Due diligence expenses of approximately $10 million have been accrued in connection with completing an Initial Business Combination and became payable when the Company completed its Initial Business Combination on February 23, 2023 or twenty-four months from the respective invoice date. The Company will pay these expenses within 60 days following the Closing Date of the Initial Business Combination.

Risks and Uncertainties

The Company continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position and/or the results of its operations, the specific impact is not readily determinable as of the date of these consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. Further, the impact of this action and related sanctions on the world economy is not determinable as of the date of these consolidated financial statements, and the specific impact on the Company’s financial condition, results of operations, and cash flows is also not determinable as of the date of these consolidated financial statements.

Note 6 - Shareholders' Deficit

Preference Shares

The Company is authorized to issue 5,000,000 preference shares with a par value of $0.0001 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Company's board of directors. At December 31, 2022 and 2021, there were no preference shares issued or outstanding.

Ordinary Shares

The authorized ordinary shares of the Company include up to 500,000,000 Class A ordinary shares with a par value of $0.0001 per share and 50,000,000 Class B ordinary shares with a par value of $0.0001 per share. If the Company enters into an Initial Business Combination, it may (depending on the terms of such an Initial Business Combination) be required to increase the number of Class A ordinary shares which the Company is authorized to issue at the same time as the Company's shareholders vote on the Initial Business Combination to the extent the Company seeks shareholder approval in connection with the Initial Business Combination. Holders of the Company's ordinary shares are entitled to one vote for each ordinary share (except as otherwise expressed in the Company's amended and restated memorandum and articles of association). In June 2021, the Sponsor surrendered 1,437,500 Class B ordinary shares to the Company for no consideration. In July 2021, the Sponsor surrendered an aggregate of 718,750 Founder Shares to the Company for no consideration, which were accepted and cancelled. At December 31, 2022 and 2021, there were 31,625,000 Class A ordinary shares issued and outstanding and there were 7,906,250 Class B ordinary shares issued and outstanding (see Note 2).

The Sponsor agreed to forfeit up to an aggregate of 1,031,250 Founder Shares depending on the extent to which the over-allotment option was not exercised by the underwriters so that the Founder Shares would represent 20% of the Company's issued and outstanding shares after the Initial Public Offering. On August 11, 2021, the underwriters exercised the over-allotment option in full; thus, these 1,031,250 Founder Shares are no longer subject to forfeiture.

Note 7 - Warrant Liabilities

The Company accounts for the 28,550,000 warrants issued in connection with the Initial Public Offering and the Private Placement (the 15,812,500 Public Warrants and the 12,737,500 Private Placement Warrants, and together, the "Warrants") in accordance with the guidance contained in ASC 815-40. Such guidance provides that because the warrants do not meet the criteria for equity treatment thereunder, each warrant much be recorded as a liability. Accordingly, the Company classifies each warrant as a liability at its fair value. This liability is subject to re-measurement at each balance sheet date. With each such re-measurement, the warrant liability will be adjusted to fair value, with the change in fair value recognized in the Company's consolidated statements of operations.

Each whole Warrant entitles the holder thereof to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment as described herein. Only whole Warrants are exercisable. The Warrants will become exercisable on the later of 30 days after the completion of the Initial Business Combination or 12 months from the closing of the Initial Public Offering and will expire five years after the completion of the Initial Business Combination or earlier upon redemption or liquidation. No fractional Warrants will be issued upon separation of the Units and only whole Warrants are tradable.

The exercise price of each Warrant is $11.50 per share, subject to adjustment as described herein. In addition, if the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of the Initial Business Combination at an issue price or effective issue price of less than $9.20 per Class A ordinary share (with such issue price or effective issue price to be determined in good faith by the Company's board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the "Newly Issued Price"), the exercise price of the Warrants will be adjusted (to the nearest cent) to be equal to 115% of the Newly Issued Price.

The Warrants will become exercisable on the later of:

  30 days after the completion of the Initial Business Combination or,
  12 months from the closing of the Initial Public Offering

provided in each case that the Company has an effective registration statement under the Securities Act covering the Class A ordinary shares issuable upon exercise of the Warrants and a current prospectus relating to them is available and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder (or the Company permits holders to exercise their Warrants on a cashless basis under the circumstances specified in the warrant agreement).

The Company is not registering Class A ordinary shares issuable upon exercise of the Warrants at this time. However, the Company has agreed that within fifteen (15) business days, after the closing of the Initial Business Combination, the Company will file with the SEC a registration statement for the registration, under the Securities Act, of the Class A ordinary shares issuable upon exercise of the Warrants. The Company will use its reasonable best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the Warrants in accordance with the provisions of the warrant agreement. Notwithstanding the above, if the Company's Class A ordinary shares is at the time of any exercise of a Warrant not listed on a national securities exchange such that it satisfies the definition of a "covered security" under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Warrants who exercise their Warrants to do so on a "cashless basis" in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, it will not be required to file or maintain in effect a registration statement, but the Company will be required to use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

The Warrants will expire at 5:00 p.m., New York City time, five years after the completion of the Initial Business Combination or earlier upon redemption or liquidation. On the exercise of any Warrant, the Warrant exercise price will be paid directly to the Company and not placed in the Trust Account.

Once the Warrants become exercisable, the Company may redeem the outstanding Warrants for cash (except as described herein with respect to the Private Placement Warrants):

  In whole and not in part;
  At a price of $0.01 per Warrant;
  Upon a minimum of 30 days' prior written notice of redemption, referred to as the 30-day redemption period; and
  if, and only if, the last sale price of the Company's Class A ordinary shares equals or exceeds $18.00 per share (as adjusted for share splits, dividends, reorganization, recapitalizations, and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

The Company will not redeem the Warrants for cash unless a registration statement under the Securities Act covering the Class A ordinary shares issuable upon exercise of the Warrants is effective and a current prospectus relating to those Class A ordinary shares is available throughout the 30-day redemption period. If and when the Warrants become redeemable by the Company, it may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Except as described below, none of the Private Placement Warrants will be redeemable by the Company so long as they are held by the initial purchasers of the Private Placement Warrants or their permitted transferees.

Once the Warrants become exercisable, the Company may redeem the outstanding Warrants (except as described below with respect to the Private Placement Warrants):

  in whole and not in part;
  at a price of $0.10 per Warrant, provided that holders will be able to exercise their Warrants on a cashless basis prior to redemption and receive that number of Class A ordinary shares determined in part by the redemption date and the "fair market value" of the Class A ordinary shares except as otherwise below;
  upon a minimum of 30 days' prior written notice of redemption; and
  if, and only if, the last sale price of the Company's Class A ordinary shares equals or exceeds $10.00 per share (as adjusted for share splits, dividends, reorganizations, recapitalizations, and the like) on the trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

The "fair market value" of the Company's Class A ordinary shares shall mean the average reported last sale price of the Company's Class A ordinary shares for the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of Warrants.

No fractional Class A ordinary shares will be issued upon redemption. If, upon redemption, a holder would be entitled to receive a fractional interest in a share, the Company will round down to the nearest whole number of the number of Class A ordinary shares to be issued to the holder.

Note 8 - Fair Value Measurements

The Public Warrants and Private Placement Warrants are accounted for as liabilities pursuant to ASC 815-40 and are measured at fair value as of each reporting period. Changes in the fair value of the Public Warrants and Private Placement Warrants are recorded in the consolidated statements of operations each period.

The following table presents the fair value hierarchy for assets and liabilities measured at fair value on a recurring basis as of December 31, 2022 by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Assets
Marketable securities held in Trust Account	$324,102,812	$-	$-	$324,102,812
	$324,102,812	$-	$-	$324,102,812
Liabilities:
Public Warrants	$8,855,000	$-	$-	$8,855,000
Private Placement Warrants	-	7,133,000	-	7,133,000
Total liabilities	$8,855,000	$7,133,000	$-	$15,988,000

The following table presents the fair value hierarchy for assets and liabilities measured at fair value on a recurring basis as of December 31, 2021 by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Assets
Marketable securities held in Trust Account	$319,421,010	$-	$-	$319,421,010
	$319,421,010	$-	$-	$319,421,010
Liabilities:
Public Warrants	$14,959,333	$-	$-	$14,959,333
Private Placement Warrants	-	-	12,402,426	12,402,426
Total liabilities	$14,959,333	$-	$12,402,426	$27,361,759

The fair value of the Public Warrants issued in connection with the Initial Public Offering and Private Placement Warrants were initially measured at fair value using a Monte Carlo simulation model and Black-Scholes model respectively, both Level 3 measurements. On October 1, 2021, the Public Warrants surpassed the 52-day threshold waiting period to be publicly traded in accordance with the final prospectus filed August 12, 2021. Once publicly traded, the observable input qualifies the liability for treatment as a Level 1 fair value liability. As such, as of  December 31, 2022 and 2021, the Company classified the Public Warrants as Level 1. The estimated fair value of the Private Placement Warrants was determined using Level 3 inputs. Inherent in a Monte Carlo simulation and Black-Scholes Models are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimated the volatility of its Class A ordinary shares warrants based on implied volatility from the Company's traded warrants and from historical volatility of select peer company's Class A ordinary shares that matches the expected remaining life of the warrants. Significant increases (decreases) in the expected volatility in isolation could result in a significantly higher (lower) fair value measurement. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.

Transfers to/from Levels 1, 2, and 3 are recognized at the end of the reporting period. On December 31, 2022, the Company elected to value the Private Placement Warrants using the publicly traded price of the Public Warrants due to the proximity to the completion of the Business Combination and the low probability of the price of the Company’s stock exceeding the $18.00 per share threshold mentioned in Note 6. The use of the publicly traded price as an input qualifies the liability for treatment as a Level 2. As such, as of  December 31, 2022, the Company classified the Private Placement Warrants as Level 2.There were no other transfers between Levels 1, 2 and 3 for the year ended December 31, 2022.

The following table provides quantitative information regarding Level 3 fair value measurements inputs at December 31, 2021

Input	December 31 2021
Risk-free interest rate	1.35%
Expected term until merger (years)	1.12
Expected term until expiration (years)	6.12
Expected volatility	13.00%
Underlying share price	$9.86
Exercise price	$11.50

The following table presents a summary of the changes in the fair value of the derivative warrant liabilities, based on the Level 3 inputs above:

	Public Warrant Liability	Private Warrant Liability	Total
Fair value, August 13, 2021	$23,718,750	$20,380,000	$44,098,750
Change in fair value	(8,759,417)	(7,977,574)	(16,736,991)
Transfers to level 1	(14,959,333)	-	(14,959,333)
Fair value as of December 31, 2021	-	12,402,426	12,402,426
Change in fair value	-	(5,269,426)	(5,269,426)
Transfers to level 2	-	(7,133,000)	(7,133,000)
Fair value, December 31, 2022	$-	$-	$-

Note 9 - Subsequent Events

Management has evaluated the impact of subsequent events through the date that the consolidated financial statements were available to be issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the consolidated financial statements, except for the disclosures relating to the extension of the Company's liquidation date, the redemption of Public Shares and payment to redeeming Public Shareholders in connection with the business combination, and the consummation of its Business Combination as disclosed in Note 1, the repayment of the amount due to related party as disclosed in Note 4, and the waiver of deferred underwriting fees as disclosed in Note 5 to the consolidated financial statements.